                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------


                                    FORM 11-K

                         ------------------------------

[ X ] Annual Report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000.

                                       or

[ ] Transitional Report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to __________.


                                     1-5452
                            (Commission File Number)


                     ONEIDA SILVERSMITHS 401(K) SAVINGS PLAN
                    Full title of the plan and the address of
           the plan, if different from that of the issuer named below


                                   ONEIDA LTD.
                             163-181 Kenwood Avenue
                             Oneida, New York 13421
                                 (315) 361-3636
                Name of issuer of the securities held pursuant to
           the plan and the address of its principal executive office:



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



                     ONEIDA SILVERSMITHS 401(k) SAVINGS PLAN
                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 and 1999


                                      INDEX


                                                                                                          Page

Report of Independent Accountants ......................................................................     3

Financial Statements:

   Statements of Net Assets Available for Benefits,
      as of December 31, 2000 and 1999 .................................................................     4

   Statements of Changes in Net Assets Available for Benefits,
       for the Years Ended December 31, 2000 and 1999 ..................................................     5

   Notes to Financial Statements .......................................................................   6-8

Supplemental Schedule:

   Schedule of Assets Held for Investment Purposes,
      Schedule H, Item VI(i), as of December 31, 2000 * ................................................  9-10

Signature Page..........................................................................................    11

Exhibits:

   Exhibit 23 - Consent of Independent Accountants .....................................................    12




*   Refers to item number in Federal Form 5500.




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


                        Report of Independent Accountants



To the Trustees, Administrative Committee and Participants of the Oneida Silversmiths
401(k) Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Oneida Silversmiths 401(k) Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PRICEWATERHOUSECOOPERS LLP

June 20, 2001



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



Oneida Silversmiths 401(k) Savings Plan
Statement of Net Assets Available for Benefits as of December 31, 2000 and 1999

                                                          2000              1999
Assets

Investments, at fair value:
    Mutual Funds                                      $ 59,985,247      $ 60,871,517
    Common Stock                                           330,851            66,730
                                                   ----------------  ----------------
        Total investments                               60,316,098        60,938,247

Participant loans                                        2,352,292         2,087,305
                                                   ----------------  ----------------

        Net Assets Available for Benefits             $ 62,668,390      $ 63,025,552
                                                   ----------------  ----------------


The accompanying notes are an integral part of the financial statements.

ONEIDA SILVERSMITHS 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2000 and 1999


                                                                                      2000              1999
Additions to net assets attributed to:
    Investment income:
      Interest and dividends                                                          $3,483,000        $4,387,384
      Net (depreciation) appreciation in fair value of investments                    (6,405,447)        4,212,201
    Contributions:
      Participants                                                                     5,012,976         4,983,484
      Employer                                                                           181,338             3,479
    Loan interest income                                                                 189,012           185,076
                                                                                 ----------------  ----------------

        Total additions                                                                2,460,879        13,771,624
                                                                                 ----------------  ----------------

Deductions from net assets attributed to:
    Distributions to participants                                                      2,800,147         7,307,320
    Administrative expenses                                                               17,894            16,793
                                                                                 ----------------  ----------------

        Total deductions                                                               2,818,041         7,324,113
                                                                                 ----------------  ----------------

        Net (decrease) increase                                                         (357,162)        6,447,511

Net assets at beginning of year                                                       63,025,552        56,578,041
                                                                                 ----------------  ----------------

        Net Assets at End of Year                                                   $ 62,668,390      $ 63,025,552
                                                                                 ----------------  ----------------


The accompanying notes are an integral part of the financial statements.

Oneida Silversmiths 401(k) Savings Plan
Notes to Financial Statements

1.       Summary of Significant Accounting Policies

         The financial statements for the Oneida Silversmiths 401(k) Savings Plan (the "Plan") have been prepared on the accrual basis of accounting. The accounting principles and practices which affect the more significant elements of the financial statements are:

         Investments - Investments are carried at fair value based upon quoted market prices in active markets at year end. Income from investments is recorded on an accrual basis. The Plan presents in the statement of changes in net assets the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

         Loans Receivable - Loans receivable from participants are carried at cost which approximates fair value.

         Contributions - Contributions from Oneida Ltd. (the "Company") to the Plan are discretionary.

         Administrative Costs - Various administrative costs, principally administrator's fees, are paid by the Company. Investment expenses are paid by the Plan.

         Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

         Risks and Uncertainties - The Plan provides for various investment options in any combination of mutual funds, or the Company's common stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Oneida Silversmiths 401(k) Savings Plan
Notes to Financial Statements

2.       Description of the Plan

         The Plan is a defined contribution plan principally comprised of employee payroll withholdings, deferred bonuses, and employer contributions. All full-time employees of Oneida Silversmiths, Kenwood Silver Company, Oneida Distribution Services, Inc. (ODSI), and Buffalo China, Inc. non-union employees are eligible after six months service, while non-bargaining unit employees are eligible after 1,000 hours of service within a calendar year or within the first year of service. The Plan also has established criteria for redistribution of forfeitures, normal, early and disability retirement, death benefits and withdrawals of voluntary contributions under approved financial hardship cases.

         After 5 vesting years of service, participants are fully vested in any employer contributions to their accounts, as well as earnings thereon. A vesting year of service is any year in which the employee works 1,000 or more hours. Participants are always fully vested in their contributions to the Plan and any earnings thereon. Forfeited employer contributions are allocated to participants Employees' Stock Ownership Plan ("ESOP") accounts according to that Plan's allocation methodology.

         Voluntary participant contributions are allowed to a maximum of fifteen percent (15%) of the participants' gross compensation for the plan year on a pre-tax basis. Internal Revenue Service regulations permitted a maximum pre-tax contribution of $10,000 during 2000.

         On a yearly basis, the Company will decide if there will be a discretionary matching contribution or other type of contribution made by the Company for that year.

         The Plan allows participants to borrow amounts up to $50,000 from their accounts. Participant loans are repayable over one to five years, or up to 15 years if for a primary residence, and bear interest at prime plus 1%.

         While the Company anticipates and believes that the Plan will continue, the Company reserves the right to discontinue contributions or terminate the Plan at any time. Upon termination, and after payment of all expenses, the assets of the Plan will be distributed to participants based upon amounts standing to their credit as of the date of liquidation.

         Plan assets include accounts of terminated employees who have elected not to remain in the plan. These assets amounted to approximately $2,443,395 and $3,925,632 at December 31, 2000 and 1999, respectively.

3.       Tax Status

         The Internal Revenue Service has determined and informed the Company by a letter dated September 19, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and the plan administrator believes that the Plan continues to qualify and to operate as designed.

Oneida Silversmiths 401(k) Savings Plan
Notes to Financial Statements

4.       Investments

         Investments are held within various mutual funds or the Company's common stock as directed by the participants. While some funds maintain constant net asset values, neither income nor principal is guaranteed for any investments. Participants may make transfers between funds at any time.

         Participants may direct funds in any whole percent increment to the investment vehicles offered by the Plan. The Plan offers 67 mutual funds and the Company's common stock as investment options. The mutual funds have varying investment objectives which include generating capital appreciation on domestic and international common stocks, interest income from corporate and government bonds and dividend income.

         Fidelity Investments Institutional Operations Company, Inc. ("Fidelity") is the trustee of the Plan. As trustee, Fidelity holds the Plan's investment assets and executes investment transactions.

         Investments representing 5% or more of the net assets available for plan benefits at December 31, 2000 consist of the following:

                                                                                                         Fair
                                                                                        Units            Value

         Fidelity Magellan                                                              178,142      $ 21,252,295
         Fidelity Managed Income Portfolio                                            7,019,851         7,019,851
         Fidelity Spartan U.S. Equity Index                                             121,977         5,709,760
         Fidelity Equity Income                                                         211,432        11,296,802

         Net (depreciation) appreciation in the fair value of investments for the year ended December 31, 2000 consists of the following:

         Mutual Funds                                              $ (6,436,173)
         Oneida LTD. Common Stock                                        30,726
                                                                ----------------
                                                                   $ (6,405,447)
                                                                ----------------

5.       Transactions with Parties-in-Interest

         As of December 31, 2000 and 1999, the Plan held certain securities issued by the Company as follows:

                                                          December 31, 2000                 December 31, 1999
                                                    ------------------------------    ------------------------------
                                                       Number of        Fair            Number of         Fair
                                                       Shares           Value            Shares          Value
         Oneida LTD. Common Stock                      17,826        $ 330,851            2,905         $ 66,730

Oneida Silversmiths 401(k) Savings Plan
Schedule of Assets Held for Investment Purposes
Schedule H, Item VI(I) of Form 5500 as of December 31, 2000

                                                                 Share Balance      Price at          Market Value at
                                                                  at 12/31/00       12/31/00               12/31/00
    Mutual Funds
    Fidelity Mutual Funds
    Fidelity Cash Reserves                                          19,928           $1.00               $ 19,928
    Retrmt Money Mkt Portfolio                                     126,844           $1.00                126,844
    Capital & Income                                                   318           $7.73                  2,455
    GNMA                                                               140          $10.73                  1,505
    Gov't Securities Fund                                              303           $9.87                  2,990
    Institutional Short In Gov't Fund                                  461           $9.25                  4,261
    Investment Grade Bond Fund                                      12,381           $7.16                 88,645
    US Bond Index Fund                                               1,679          $10.59                 17,780
    Balanced Fund                                                    3,982          $15.19                 60,492
    Convertible Securities                                             298          $20.78                  6,202
    Equity Income II                                                 3,446          $23.86                 82,236
    Fidelity Fund                                                    1,888          $32.76                 61,851
    Fidelity Asset Manager                                             834          $16.82                 14,029
    Freedom Income Fund                                                368          $11.17                  4,116
    Freedom 2000 Fund                                               16,419          $11.81                193,912
    Freedom 2010 Fund                                               56,101          $13.84                776,443
    Freedom 2020 Fund                                               42,013          $14.56                611,712
    Growth & Income Portfolio                                        1,921          $42.10                 80,899
    Puritan Fund                                                     3,421          $18.83                 64,421
    Real Estate Investment Fund                                      1,014          $18.50                 18,765
    Utilities Fund                                                   1,090          $16.09                 17,538
    Blue Chip                                                        9,547          $51.53                491,955
    Capital Appreciation                                             2,694          $22.23                 59,882
    Contrafund                                                       6,194          $49.17                304,559
    Disciplined Equity                                                 153          $25.82                  3,945
    Dividend Growth                                                 11,739          $29.96                351,694
    AGGR (Emerging) Growth                                          52,132          $36.17              1,885,623
    Export & Multinational                                             261          $16.88                  4,411
    Fidelity Fifty                                                   2,566          $18.50                 47,478
    Fidelity Asset Manager-Growth                                    1,518          $15.91                 24,148
    Fidelity 2030 Fund                                              16,616          $15.00                249,233
    Growth Company                                                   3,657          $71.43                261,232
    Large Cap-Stock                                                    201          $17.75                  3,560
    Low-Priced Stock                                                 1,755          $23.12                 40,576
    Mid-Cap Stock                                                    6,565          $26.06                171,073
    OTC Portfolio                                                    3,765          $41.05                154,535
    Independence (Retirement Growth)                                 1,923          $22.01                 42,319
    Small-Cap Selector                                               5,122          $16.23                 83,129
    Stock Selector                                                     333          $24.84                  8,261
    Technoquant Growth Fund                                          1,452          $13.61                 19,758
    Trend Fund                                                         441          $56.41                 24,898

Oneida Silversmiths 401(k) Savings Plan
Schedule of Assets Held for Investment Purposes
Schedule H, Item VI(I) of Form 5500 as of December 31, 2000

                                                                 Share Balance      Price at          Market Value at
                                                                  at 12/31/00       12/31/00               12/31/00
    Mutual Funds (Continued)
    Fidelity Mutual Funds (Continued)
    Value                                                              155         $46.35                       7
    Canada                                                             653         $21.00                  13,732
    Diversified International                                        1,907         $21.94                  41,850
    Emerging Markets                                                 3,329          $8.03                  26,730
    Europe                                                           1,414         $29.77                  42,107
    Europe Capital Appreciation                                      4,077         $19.19                  78,239
    International Growth & Income                                       39         $22.72                     891
    AGGR International Value                                         2,003         $13.31                  26,663
    Japan                                                            7,766         $13.75                 106,781
    Latin America                                                    2,913         $13.06                  38,050
    New Markets Income                                               1,853         $11.39                  21,108
    Overseas                                                           228         $34.37                   7,844
    Pacific Basin                                                    1,457         $17.29                  25,186
    Southeast Asia                                                   6,572         $11.43                  75,119
    Worldwide                                                        1,387         $15.63                  21,686
    Magellan                                                       178,142        $119.30              21,252,295
    Retirement Gov't Money Market                                2,960,609          $1.00               2,960,609
    Managed Income Portfolio                                     7,019,851          $1.00               7,019,851
    Spartan Market Index                                             1,522         $90.76                 138,111
    Spartan US Equity Index                                        121,977         $46.81               5,709,760
    Equity Income                                                  211,432         $53.43              11,296,802
    Intermediate Bond Fund                                         222,460         $10.04               2,233,500

    Other Mutual Funds
    PIMCO Total Return Fund                                          8,354         $10.39                  86,797
    Newberger & Berman Genesis Trust                                 1,656         $26.75                  44,301
    Janus Worldwide                                                 38,621         $56.86               2,195,962
    Templeton Foreign                                                3,092         $10.34                  31,973
                                                                                                      -----------
         Total Mutual Funds                                                                            59,985,247

    Oneida LTD Common Stock *                                       17,826         $18.56                 330,851
                                                                                                      -----------

         Total Investments                                                                           $ 60,316,098
                                                                                                     ============

* Denotes party-in-interest

                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on his behalf by the undersigned hereunto duly authorized.



                                         ONEIDA SILVERSMITHS 401(K) SAVINGS PLAN

Dated: June 29, 2001                        By:  /s/ ROBERT J. HOULE
                                                 -------------------------------
                                                 Robert J. Houle
                                                 Vice President, Human Resources
                                                 Oneida Ltd.